BINGHAM McCUTCHEN LLP
ONE FEDERAL STREET
BOSTON, MASSACHUSETTS 02110

June 17, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Cash Management Trust
Registration Statement on Form N-1A - File No. 811-2481

Churchill Cash Reserves Trust
Registration Statement on Form N-1A - File No. 811-4229

Ladies and Gentlemen:

This letter is to respond to comments we received from Ms. Ashley Vroman-Lee of the Staff of the Division of Investment Management of the Securities and Exchange Commission regarding Amendment No. 39 to the Registration Statement on Form N-1A for Capital Cash Management Trust and Amendment No. 35 to the Registration Statement on Form N-1A for Churchill Cash Reserves Trust.  Following are the Staff’s comments and the Registrants’ responses thereto:

1.	Comment:
The Staff requested that each Registrant confirm that it has no shareholders other than the Registrant’s sponsor and to indicate in the response when each Registrant plans to offer shares to the public.

Response:
Each Registrant confirms that all of its outstanding shares are held by Aquila Investment Management LLC, each Registrant’s administrator and a wholly-owned subsidiary of the Registrants’ sponsor, Aquila Management Corporation.  Each Registrant notes that it has no current plans to offer its shares to the public.  The Registrants note that Capital Cash Management Trust has not offered its shares to the public since December 2, 2003, and Churchill Cash Reserves Trust has not offered its shares to the public since January 26, 2001.

2.	Comment:	The Staff requested that Capital Cash Management Trust confirm that it does not currently have an investment adviser.
Response:
Capital Cash Management Trust confirms that it does not currently have an investment adviser.  As noted in the Registration Statement, Capital Cash Management Trust has had only nominal assets and has conducted no operations since December 2, 2003.

3.	Comment:	The Staff requested that each Registrant confirm that it has filed an auditor’s consent as an exhibit to the applicable Registration Statement in response to Item 28(j) of Part C of Form N-1A.
Response:
The Registrants note that General Instruction B.2.(b) of Form N-1A provides that responses to Item 28(j) of Part C are not required for registration statements or amendments filed only under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  The Registrants note that each Registration Statement is filed only under the Investment Company Act.  Accordingly, the Registrants have not filed auditor’s consents in response to Item 28(j) of Part C of Form N-1A.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz